Pricing Supplement (To Prospectus dated November 4, 2016 and Series A Prospectus Supplement dated November 4, 2016) Dated May 30, 2019	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

BofA Finance LLC

Issuer Callable Dual Range Accrual Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates and the S&P 500® Index, due June 3, 2029

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TGY1.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes priced on May 30, 2019 (the “pricing date”). The notes will mature on June 3, 2029, unless previously called.
•	Payments on the notes will depend on the Spread Differential and the Reference Index Level (as defined below).
•	Interest will be paid quarterly, on the 3rd of each March, June, September and December, beginning on September 3, 2019.
•	For each quarterly interest period, your interest will accrue at a variable rate per annum equal to the product of:
(a)	the applicable Base Rate (as defined below); and
(b)	N/D; where,

“N” = the number of Market Measure Business Days (as defined below) in the applicable interest period on which (i) the difference between the 30-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS30”) and the 2-Year U.S. Dollar ICE Swap Rate (which we refer to as “CMS2”), expressed as a percentage (such amount, which may be negative, the “Spread Differential”), is greater than or equal to the Accrual Barrier (as defined below) and (ii) the closing level on any Market Measure Business Day (“Reference Index Level”) of the of the S&P 500® Index (the “Reference Index”) is greater than or equal to 80% of the Starting Value (the “Strike Level”) (defined below); and

“D” = the total number of Market Measure Business Days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than the applicable Base Rate per annum or less than 0.00% per annum.

•	The “Base Rate” will be as indicated below:
o	From June 3, 2019 to but excluding June 3, 2025 the Base Rate will be 5.00%;
o	From June 3, 2025 to but excluding June 3, 2027 the Base Rate will be 6.00%; and
o	From June 3, 2027 to but excluding June 3, 2029 the Base Rate will be 7.00%.

•	We have the right to redeem all, but not less than all, of the notes on any Call Date at 100% of the principal amount, plus any accrued and unpaid interest. The “Call Dates” will be each Interest Payment Date beginning on June 3, 2020 and ending on March 3, 2029. No further amounts will be payable following an early redemption.
•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.
•	The “Accrual Barrier” is 0.00%.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of the pricing date is $970.20 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-9 of this pricing supplement and “Structuring the Notes” on page PS-26 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-8 of this pricing supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$ 2,000,000
Underwriting Discount	$22.50(1)	$ 45,000
Proceeds (before expenses) to BofA Finance	$977.50	$ 1,955,000
(1)We or one of our affiliates may pay varying selling concessions of up to 2.75% in connection with the distribution of the notes to other registered broker-dealers.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about June 3, 2019 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS- 8
DESCRIPTION OF THE NOTES	pS- 14
THE 30-YEAR U.S. DOLLAR ICE SWAP RATE (CMS30) and THE 2-Year U.S. DOLLAR ICE SWAP RATE (CMS2)	pS- 17
THE S&P 500® Index	pS-21
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS and CONFLICTS OF INTEREST	pS- 21
STRUCTURING THE NOTES	pS- 26
VALIDITY OF THE NOTES	pS- 26
U.S. FEDERAL INCOME TAX SUMMARY	pS- 27

SUMMARY

The Issuer Callable Dual Range Accrual Notes Linked to the Difference Between the 30-Year and the 2-Year U.S. Dollar ICE Swap Rates and the S&P 500® Index, due June 3, 2029 (the “notes”) are our senior debt securities. Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

Unless the notes have been previously called, for each subsequent quarterly interest period, if, on any Market Measure Business Day during such interest period, (i) the Spread Differential is greater than or equal to the Accrual Barrier and (ii) the Reference Index Level is greater than or equal to the Strike Level, then interest will accrue on that day at the applicable Base Rate (as defined below) per annum. Otherwise, no interest will accrue on that day. Prior to the maturity date, on each Interest Payment Date beginning on June 3, 2020 and ending on March 3, 2029, we have the right to redeem all, but not less than all, of the notes at 100% of the principal amount, plus any accrued and unpaid interest. No further amounts will be payable following an early redemption. If the notes are not called prior to maturity, in addition to any accrued and unpaid interest, at maturity you will receive a cash payment equal to the principal amount of the notes.

Any payments on the notes depend on the credit risk of BofA Finance and BAC, the performance of the CMS30 relative to CMS2 and the performance Reference Index. The economic terms of the notes (including the Base Rate, the Accrual Barrier and the Strike Level) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-8 and “Structuring the Notes” on page PS-26.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 10 years, if not previously called
Pricing Date:	May 30, 2019
Issue Date:	June 3, 2019
Maturity Date:	June 3, 2029
Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
Market Measure Business Day:	Any day that is both (i) a “U.S Government Securities Business Day,” which means any day, with respect to the CMS30 and CMS2, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities and (ii) a “trading day” which means, with respect to the Reference Index, a day on which (1) the New York Stock Exchange and the NASDAQ Stock Market, or their successors, are open for trading and the Reference Index is calculated and published.

CMS30 and CMS2:

“CMS30” means the 30-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date.

“CMS2” means the 2-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date.

For additional information about CMS30 and CMS2, please see the section in this pricing supplement entitled “The 30-Year U.S. Dollar ICE Swap Rate (CMS30) and The 2-Year U.S. Dollar ICE Swap Rate (CMS2).”

Unavailability of CMS30 or CMS2:	If, on any U.S. Government Securities Business Day, either CMS30 or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the applicable CMS rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three swap dealers chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years or 2 years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three swap dealers chosen by it to provide a quotation of its rate. If at least three quotations are provided, such CMS rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the quotations. If two quotations are provided, such CMS rate for the relevant U.S. Government Securities Business Day will be the arithmetic mean of the two quotations. If only one quotation is provided, such CMS rate for the relevant U.S. Government Securities Business Day will equal that one quotation. If no quotations are available, then CMS30 or CMS2, as applicable, will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant U.S. Government Securities Business Day.
Reference Index:	The S&P 500® Index (the “SPX”) (Bloomberg symbol: “SPX”), a price return index.
Reference Index Level	During the term of the notes, on any Market Measure Business Day, the closing level of the Reference Index.
Starting Value:	The Closing Level of the Reference Index on the pricing date.
Strike Level:	80.00% of the Starting Level.
Interest Rates:

For each quarterly interest period, your interest will accrue at a variable rate per annum equal to the product of:

(a)       the applicable Base Rate; and

(b)       N/D; where,

“N” = the number of Market Measure Business Days in the applicable interest period on which both (i) the Spread Differential is greater than or equal to the Accrual Barrier and (ii) the closing level of the Reference Index is greater than or equal to the Strike Level; and

“D” = the total number of Market Measure Business Days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than its applicable Base Rate per annum or less than 0.00% per annum.

Base Rate:	o From June 3, 2019 to but excluding June 3, 2025 the Base Rate will be 5.00%; o From June 3, 2025 to but excluding June 3, 2027 the Base Rate will be 6.00%; and

o From June 3, 2027 to but excluding June 3, 2029 the Base Rate will be 7.00%.
Spread Differential:	On any Market Measure Business Day, the amount by which the CMS30 exceeds the CMS2, expressed as a percentage (which could be negative).
Accrual Barrier:	0.00%
Observation Cut-Off Date:	The Spread Differential and Reference Index Level on any Market Measure Business Day from and including the fifth Market Measure Business Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period will be the Spread Differential and the Reference Index Level on that fifth Market Measure Business Day prior to that quarterly Interest Payment Date. See “Risk Factors—If the Spread Differential is not at or above the Accrual Barrier, or the Reference Index Level is not greater than or equal to the Strike Level, on the Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period.”
Interest Periods:	Each period from and including a quarterly Interest Payment Date (or the issue date) to and excluding the immediately succeeding quarterly Interest Payment Date (or the maturity date).
Interest Payment Dates:	Quarterly, on the 3rd of each March, June, September and December, beginning on September 3, 2019 and ending on the maturity date.
Interest Day Count Basis:	30/360
Optional Early Redemption:	On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest.
Call Dates:	The Interest Payment Dates beginning on June 3, 2020 and ending on March 3, 2029.
Repayment at Option of Holder:	None
Payment at Maturity:	If not earlier redeemed, the payment at maturity will equal the principal amount of the notes, plus any accrued but unpaid interest.
Business Days:

If any Interest Payment Date, Call Date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement and no adjustment will be made to the length of the relevant interest period.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment day, whether or not such record date is a business day.
Listing:	None

Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Selling Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of BOFAS and Conflicts of Interest” beginning on page PS-13.

You should read carefully this entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

As a result of the completion of the reorganization of the U.S broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

The above documents may be accessed at the following links:

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Interest Payment for an Interest Period

The table below illustrates the hypothetical interest payment per $1,000 in principal amount for a single interest period, assuming a hypothetical Base Rate of 5.00%*, and that there are 66 Market Measure Business Days during the interest period. Depending on the performance of the CMS30 relative to CMS2, and the performance of the Reference Index, you may not receive any interest payments during an interest period. The numbers appearing in the table below have been rounded for ease of analysis.

Number of Market Measure Business Days on Which the Spread Differential Is Greater Than or Equal to the Accrual Barrier and the Reference Index Level Is Greater Than or Equal to the Strike Level**	Annualized Interest Rate	Interest Payment per Note During an Interest Period***
0	0.0000%	$0.0000
15	1.1364%	$2.8409
30	2.2727%	$5.6818
45	3.4091%	$8.5227
60	4.5455%	$11.3636
66	5.0000%	$12.5000

*The actual Base Rate will vary over the term of the notes, as described above.

** For any Market Measure Business Day from and including the fifth Market Measure Business Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period, the Spread Differential and the Reference Index Level on those days will be the Spread Differential and the Reference Index Level on that fifth Market Measure Business Day prior to that quarterly Interest Payment Date (the “Observation Cut-Off Date”).

*** Calculated based on the interest day count basis of 30/360.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that, you may receive no interest, or only a limited amount of interest, for one or more interest periods. It is possible that the Spread Differential will be less than the Accrual Barrier, or the Reference Index Level will be less than the Strike Level, for so many days during any quarterly interest period that the interest payment for that interest period will be less than the amount that would be paid on an ordinary debt security. On any interest period, the interest payment for one or more quarterly interest periods may be zero. In addition, if the Spread Differential is less than the Accrual Barrier and the Reference Index Level is less than or equal to the Strike Level on any days during an interest period, the market value of the notes may decrease and you may receive substantially less than the principal amount if you wish to sell your notes at that time. In recent years, the Spread Differential has been volatile, and such volatility may be expected in the future. However, historical performance is not necessarily indicative of what may occur in the future. You should have a view as to the performance of CMS30 relative to CMS2, the performance of the Reference Index Level and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for most of the term of the notes, before investing.

The amount of interest payable on the notes is capped and the investors will not participate in any widening in the Spread Differential or appreciation in the Reference Index Level. The return on the notes will be limited to the quarterly interest payments that are payable with respect to each interest period during the term of the notes, if any, regardless of any widening in the Spread Differential or any increase in the Reference Index Level.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any such Call Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of the difference between CMS30 and CMS2. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the

Guarantor to pay our respective obligations, such as the difference between CMS30 and CMS2 during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of Bank of America Corporation and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar ICE Swap Rates. In the ordinary course of their businesses, BAC or its affiliates may have expressed views on expected movements in the U.S. Dollar ICE Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to BAC’s clients and clients of its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar ICE Swap Rates may at any time have significantly different views from those of BAC or its affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar ICE Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or its affiliates.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

You must rely on your own evaluation of the merits of an investment linked to the Reference Index. In the ordinary course of their businesses, BAC or its affiliates may have expressed views on expected movements in the Reference Index, and may do so in the future. These views or reports may be communicated to BAC’s clients and clients of its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Reference Index may at any time have significantly different views from those of BAC or its affiliates. For these reasons, you are encouraged to derive information concerning the Reference Index and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or its affiliates.

Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.

The public offering price you pay for the notes exceeds their initial estimated value. The estimated value that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the levels of the CMS30, CMS2 and the Reference Index, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the levels of the CMS30, CMS2 and the Reference Index. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Recent regulatory investigations regarding potential manipulation of CMS30 and CMS2 rates may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS30, CMS2 and other swap rates. If such manipulation occurred, it may have resulted in CMS30 and/or CMS2 being artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of CMS30 and/or CMS2 in light of these investigations may result in a sudden or prolonged increase or decrease in reported CMS30 and/or CMS2, as applicable, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the notes, the market value of your notes and the payments on your notes after the first four quarterly interest periods.

Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR may adversely affect the value of the notes. CMS30 and CMS2 are based on hypothetical interest rate swaps referencing 3-month U.S. dollar LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has recently announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, CMS30 and CMS2. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the notes after the first four quarterly interest periods, and accordingly, the value of and the trading market for the notes during the term of the notes.

If on a U.S. Government Securities Business Day, CMS30 and/or CMS2 is not quoted on the Reuters Screen ICESWAP1 Page (or any successor page) because of the unavailability of 3-month U.S. dollar LIBOR or otherwise, then the calculation agent will determine applicable CMS rate using the alternative methods set forth on PS-4 under “Summary—Unavailability of CMS30 or CMS2.” If, as set forth on PS-4, a published CMS30 and/or CMS2 is unavailable after the first four quarterly interest periods and swap rate dealers are unwilling to provide quotations for the calculation of CMS30 and/or CMS2, as applicable, then the applicable CMS rate will be determined by the calculation agent, in its sole discretion, and in a fair and reasonable manner. CMS30 and/or CMS2 determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of CMS30 and/or CMS2, as applicable. The exercise of this discretion by the calculation agent could adversely affect the value of, payments on and trading market for the notes and may present the calculation agent, which is an affiliate of the issuer, with a conflict of interest.

If the Spread Differential is not at or above the Accrual Barrier or if the Reference Index Level is less than its Strike Level on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. The Spread Differential and Reference Index Level on any Market Measure Business Day from and including the fifth Market Measure Business Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period will be the Spread Differential and Reference Index Level on that fifth U.S. Market Measure Business Day prior to that quarterly Interest Payment Date. As a result, if the Spread Differential is not at or above the Accrual Barrier on an Observation Cut-Off Date, or if the Reference Index Level is less than the Strike Level, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if the Spread Differential is above the Accrual Barrier, or the Reference Index Level is greater than or equal to the Strike Level, on one or more of those days.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	The difference between CMS30 and CMS2 is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which CMS30 exceeds CMS2, and expectations of the amount by which CMS30 will exceed CMS2 in the future, if at all. In general, the value of the notes will increase when expectations as to the future levels of CMS30 relative to CMS2 increases, and the value of the notes will decrease when expectations as to the future levels of CMS30 relative to CMS2 decreases. The levels of CMS30 and CMS2 may change at rates that are different from one another. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity. Although long-term interest rates directionally follow short-term interest rates, movements in long-term interest rates generally tend to be smaller than movements in short-term interest rates. As such, when short-term interest rates rise, the difference between CMS30 and CMS2 tends to narrow (the curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (the curve of the spread becomes steeper). Consequently, the annualized rate of interest payable on the notes and the market value of the notes may be more likely to decrease in an increasing interest rate environment than in a declining interest rate environment. In addition, because the interest rate payable on the notes for each interest period is capped at the applicable Base Rate per annum, we do not expect that the notes will trade in any secondary market at a price that is greater than a price that reflects the cap.
•	The levels of the Reference Index are expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the amount by which the levels of the Reference Index are expected to exceed the Strike Level in the future, if at all. In general, the value of the notes will increase when expectations as to the future levels of the Reference Index increases, and the value of the notes will decrease when expectations as to the future levels of the Reference Index decreases. If you sell your notes when the annual interest payable on the notes is less than, or expected to be less than, market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity.
•	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the magnitude of the difference between CMS30 and CMS2. Changes in prevailing interest rates may decrease the difference between CMS30 and CMS2 relative to previous periods, which would decrease the interest rate on the notes after the first four quarterly interest periods. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on June 3, 2020 and an interest rate cap of the applicable Base Rate per annum, which will limit the potential upside to investors when CMS30 exceeds CMS2. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited—likely only during the first year of the term of the notes, and in a declining interest rate environment.

•	Volatility of the difference between CMS30 and CMS2. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the difference between CMS30 and CMS2 has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the difference between CMS30 and CMS2 may have an adverse impact on the market value of the notes.
•	Economic and other conditions generally. Interest payable on the notes is expected to be correlated to interest rates. Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may adversely affecting the market value of your notes.
•	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
•	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of CMS30 relative to CMS2 prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current difference between CMS30 and CMS2.

The publisher of the Reference Index may adjust the Reference Index in a way that affects its levels, and the publisher has no obligation to consider your interests. The publisher of the Reference Index can add, delete, or substitute the components included in the Reference Index that could change its level. A new security included in the Reference Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the Reference Index. The publisher of the Reference Index can also make other methodological changes that could change its level. Additionally, the publisher of the Reference Index may alter, discontinue, or suspend calculation or dissemination of the Reference Index. Any of these actions could adversely affect the value of your notes. The publisher of the Reference Index will have no obligation to consider your interests in calculating or revising the Reference Index.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related one or both of CMS30, CMS2 and the Reference Index or the securities represented by the Reference Index that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to CMS30, CMS2 and/or based upon the Reference Index. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the levels of CMS30, CMS2 and/or the level of the Reference Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and CMS30, CMS2 and/or the Reference Index. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent’s determination as to whether a Market Disruption Event (as defined below) has occurred or would be required to make if one or both of CMS30 and CMS2 are unavailable. See the section entitled “Summary—Unavailability of CMS30 or CMS2” above. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you may not receive any payments in a particular period. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. All payments due on the notes, including the repayment of principal and any accrued and unpaid interest, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

We may redeem all of the notes on any quarterly Interest Payment Date occurring on or after June 3, 2020 (other than the maturity date). Prior to maturity, the notes are not repayable at your option.

If any scheduled quarterly Interest Payment Date, Call Date or the scheduled maturity date is not a business day, the payment will be postponed to the next business day, no additional interest will be payable as a result of that postponement and no adjustment will be made to the length of the corresponding interest period.

Interest

For each quarterly interest period from, and including, June 3, 2019 to your interest will accrue at a variable rate per annum equal to the product of:

(a) the applicable Base Rate; and

(b) N/D; where,

“N” = the number of Market Measure Business Days in the applicable interest period on which both (i) the Spread Differential is greater than or equal to the Accrual Barrier and (ii) the Reference Index Level is greater than or equal to the Strike Level; and

“D” = the total number of Market Measure Business Days in the applicable interest period.

The “Base Rate” for each interest period is defined as follows:

o	From June 3, 2019 to but excluding June 3, 2025 the Base Rate will be 5.00%;
o	From June 3, 2025 to but excluding June 3, 2027 the Base Rate will be 6.00%; and
o	From June 3, 2027 to but excluding June 3, 2029 the Base Rate will be 7.00%.

The “Accrual Barrier” is 0.00%.

The “Spread Differential”, on any Market Measure Business Day, means the amount by which the CMS30 exceeds the CMS2, expressed as a percentage.

The “Reference Index Level,” on any Market Measure Business Day, means the closing level of the Reference Index.

A “Market Measure Business Day” is a day that is both (i) a “U.S Government Securities Business Day,” which means any day, with respect to the CMS30 and CMS2, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities and (ii) “trading day” which means, with respect to the Reference

Index, a day on which (1) the New York Stock Exchange and the NASDAQ Stock Market, or their successors, are open for trading and the Reference Index is calculated and published.

The “Starting Value” is the closing level of the Reference Index on the pricing date.

The “Strike Level” is 80% of the Starting Value.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

“CMS30” means the 30-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable Market Measure Business Day.

CMS2” means the 2-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable Market Measure Business Day.

“Reference Index” means the The S&P 500® Index.

For any Market Measure Business Day from and including the fifth Market Measure Business Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period, the Spread Differential and the Reference Index Level on those days will be the Spread Differential and the Reference Index Level on that fifth Market Measure Business Day prior to that quarterly Interest Payment Date (the “Observation Cut-Off Date”). As a result, if the Spread Differential is not at or above the Accrual Barrier, or the Reference Index Level is less than the Strike Level, on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if the Spread Differential is above the Accrual Barrier on one or more of those days.

For so long as the notes are held in book-entry only form, we will pay the interest payment to the persons in whose names the notes are registered at the close of business one business day prior to each quarterly Interest Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the payment at maturity, including any final interest payment, will be paid to the persons in whose names the notes are registered on the maturity date.

Optional Early Redemption

On any Call Date, we have the right to redeem all, but not less than all, of the notes at the Early Redemption Payment. No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The “Call Dates” will be the quarterly Interest Payment Dates beginning on June 3, 2020 and ending on March 3, 2029.

Payment at Maturity

Unless earlier redeemed, on the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our and the Guarantor’s credit risk. See “Risk Factors—All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding CMS30, CMS2, the Reference Index Level, the Spread Differential, the

Strike Level, the amount of each interest payment, Market Measure Business Days and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day and the final Observation Cut-Off Date were the fifth Market Measure Business Day prior to the date of acceleration. We will also determine the amount of any accrued and unpaid interest. Any such final interest payment may be prorated by the calculation agent to reflect the length of the final interest payment period. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE 30-YEAR U.S. DOLLAR ICE SWAP RATE (CMS30) and
THE 2-Year U.S. DOLLAR ICE SWAP RATE (CMS2)

General

CMS30 and CMS2 are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years and two years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

Historical Levels of CMS30 and CMS2

The following table sets forth the historical month-end spread between CMS30 and CMS2 from January 2008 through May 2019. The following graph sets forth the historical daily spread (expressed in basis points, where 100 basis points equals 1%) between CMS30 and CMS2 over the same time period. This data is not intended to be indicative of the future performance of the difference between CMS30 and CMS2 or what the value of or return on the notes may be. Any historical upward or downward trend in the difference between CMS30 and CMS2 during any period set forth below is not an indication that such difference is more or less likely to increase or decrease in value at any time over the term of the notes or that these represent what the difference would have been on any hypothetical U.S. Government Securities Business Day. The historical month-end spread between CMS30 and CMS2 below uses CMS30 and CMS2 as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date.

	2008	2009	2010	2011	2012	2013	2014
January	1.9670%	1.7670%	3.2950%	3.5030%	2.1650%	2.5900%	3.1330%
February	2.3080%	1.7620%	3.3520%	3.4060%	2.2190%	2.5510%	3.1400%
March	2.1780%	1.8720%	3.3210%	3.3500%	2.3940%	2.5670%	2.9960%
April	1.6760%	2.1030%	3.1300%	3.3840%	2.2560%	2.4530%	2.9220%
May	1.6500%	2.8380%	2.8150%	3.3090%	1.7390%	2.7690%	2.7900%
June	1.3930%	2.6340%	2.7500%	3.3920%	1.9310%	2.9480%	2.7350%
July	1.5620%	2.7440%	2.9900%	3.2420%	1.9120%	3.2150%	2.5580%
August	1.4520%	2.7670%	2.5160%	2.6860%	2.1030%	3.1490%	2.3420%
September	1.2330%	2.6190%	2.7420%	2.1390%	2.1850%	3.1940%	2.3490%
October	1.6620%	2.9230%	3.1500%	2.4360%	2.2290%	3.1790%	2.3570%
November	0.9280%	3.0370%	3.0340%	2.0960%	2.1750%	3.3850%	2.1940%
December	1.2330%	3.1040%	3.3410%	1.8710%	2.3560%	3.4230%	1.8200%

	2015	2016	2017	2018	2019
January	1.4570%	1.4150%	1.1280%	0.4940%	0.1810%
February	1.6270%	1.2160%	1.0400%	0.4220%	0.2670%
March	1.5750%	1.2820%	1.0450%	0.2540%	0.2070%
April	1.7240%	1.3090%	0.9640%	0.2540%	0.3210%
May	1.7670%	1.1150%	0.9260%	0.2250%	0.2900%
June	2.0370%	1.0650%	0.9280%	0.1250%
July	1.8060%	0.8750%	0.9640%	0.1570%
August	1.8000%	0.6590%	0.8520%	0.1120%
September	1.7730%	0.7660%	0.8100%	0.1380%
October	1.7060%	0.9630%	0.7690%	0.1900%
November	1.5330%	1.1710%	0.6430%	0.1720%
December	1.4480%	1.1370%	0.4660%	0.1660%

Movements in CMS30 and CMS2 have historically been correlated to some extent, but not exactly, to movements in the 30-Year ICE Treasury Rate and 2-Year ICE Treasury Rate, respectively. The first graph below reflects the month-end CMS30 relative to the month-end 30-Year ICE Treasury Rate during the period from January 2008 through May 2019; the second graph reflects the month-end CMS2 relative to the month-end 2-Year ICE Treasury Rate during the same period. The CMS30 and CMS2 in the graphs below are as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date.

The difference between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation, and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby potentially lowering the difference between CMS30 and CMS2. For example, monetary policy tightening by the Federal Reserve Bank through open market operations initially generates high nominal short-term interest rates, while long-term rates typically rise by a smaller amount. As a result, the difference between short-term interest rates and long-term interest rates typically decreases when contractionary monetary policy shocks occur.

THE S&P 500 INDEX

All disclosures contained in this pricing supplement regarding the Reference Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the Reference Index. We refer to SPDJI as the “Reference Index Sponsor.” The Reference Index Sponsor, which licenses the copyright and all other rights to the Reference Index, has no obligation to continue to publish, and may discontinue publication of, the Reference Index. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Reference Index or any successor index.

None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Reference Index.

You should make your own investigation into the Reference Index.

The S&P 500® Index

The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The Reference Index Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the S&P 500® Index must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

The Reference Index Sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the SPX

While the Reference Index Sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the Reference Index Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Reference Index Sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The Reference Index Sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Reference Index Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Reference Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SPX. If a constituent company of the Index reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the index sponsor’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Historical Performance of the Reference Index

The following graph sets forth the daily historical performance of the SPX in the period from January 1, 2008 through the pricing date. This historical data on the SPX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth below is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the Strike Level of 2,231.09 (rounded to two decimal places), which is 80% of the Starting Value of 2,788.86, which was the closing level of SPX on May 30, 2019.

Before investing in the notes, you should consult publicly available sources for the levels of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs, BAC’s needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND CONFLICTS OF INTEREST

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of CMS30 relative to CMS2 and the performance of the Reference Index. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of CMS30, CMS2 and the Reference Index, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-8 above.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes may be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including estimates of the quarterly interest payments) and a hypothetical comparable yield equal to 3.1908% per annum (compounded quarterly). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on June 3, 2019 and were scheduled to mature on June 3, 2029. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of estimates of the quarterly interest payments and a repayment of $1,000 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual payments will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
June 3, 2019 through December 31, 2019	$18.3571	$18.3571
January 1, 2020 through December 31, 2020	$32.0041	$50.3612
January 1, 2021 through December 31, 2021	$32.1083	$82.4695
January 1, 2022 through December 31, 2022	$32.2158	$114.6853
January 1, 2023 through December 31, 2023	$32.3268	$147.0121
January 1, 2024 through December 31, 2024	$32.4414	$179.4535
January 1, 2025 through December 31, 2025	$32.5411	$211.9946
January 1, 2026 through December 31, 2026	$32.5031	$244.4977
January 1, 2027 through December 31, 2027	$32.4169	$276.9146
January 1, 2028 through December 31, 2028	$32.1869	$309.1015
January 1, 2029 through June 3, 2029	$13.6012	$322.7027

Upon a sale, exchange, redemption, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes (without regard to any positive or negative adjustments) and reduced by the amount of any noncontingent payment and the projected amount of any contingent payment previously made to the holder. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.